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February 29, 2016

Mr. John Reynolds

Assistant Director

Office of Beverages, Apparel, and Mining

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Garnero Group Acquisition Company Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A Filed January 27, 2016 File No. 001-36482

Dear Mr. Reynolds:

We refer to the Staff’s comment letter to Garnero Group Acquisition Company (the “Company”), dated February 5, 2016, relating to the above-captioned Preliminary Proxy Statement on Schedule 14A (“Proxy Statement”). In the letter, the Staff requested that the Company provide a response to the letter within ten business days or that it advise the Staff when it would provide a response. The Company previously requested an extension of such deadline until February 26, 2016.

As discussed with Mr. Jonathan Burr, the Company presently anticipates that it will file its response to the letter by March 4, 2016. Accordingly, the Company respectfully requests a further extension until such time. Should there be any change in the foregoing, we will promptly update the Staff.

We are grateful for the Staff’s assistance in this matter. Please do not hesitate to contact me with any further comments or questions.

Sincerely,

/s/ Jeffrey Gallant

Jeffrey Gallant

cc:	Mario Garnero Chief Executive Officer Garnero Group Acquisition Company